UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-31995

MEDICURE INC.
(Translation of registrant's name into English)

2-1250 Waverley Street
Winnipeg, MB Canada R3T 6C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____.

EXHIBIT LIST

 Exhibit

 Title

99.1

 Condensed Consolidated Interim Financial Statements

99.2

 Management's Discussion and Analysis

99.3

 CEO Certification of Interim Filings

99.4

 CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Medicure Inc.

 (Registrant)

Date: January 28, 2013
By:

 /s/ Dawson Reimer

 Dawson Reimer

 Title: President & COO